UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Intuitive Machines, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46125A 100

(CUSIP Number)

Michael Blitzer

167 Madison Avenue, Suite 205 #1033

New York, New York 10016

(212) 319-1309

Copy to:

Joel L. Rubinstein

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 2 of 5 Pages
1	NAME OF REPORTING PERSONS Michael Blitzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,662,673(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,662,673(1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,662,673(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The reported shares consist of 1,662,673 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Intuitive Machines, Inc. (the “Issuer”) held by Michael Blitzer (“Mr. Blitzer”).
(2)	Excludes 2,538,125 shares of Class A Common Stock that may be purchased by exercising warrants that are not currently exercisable within 60 days. Pursuant to the warrant agreement, Mr. Blitzer has opted for a 9.8% beneficial ownership blocker, pursuant to which he may not exercise his warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, he (together with his affiliates and any persons acting as a group together with him or his affiliates) would beneficially own greater than 9.8% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by Mr. Blitzer gives effect to this beneficial ownership blocker.
(3)	Excludes 18,321 restricted stock units (“RSUs”) granted to Mr. Blitzer on June 23, 2023, each of which represents a contingent right to receive one share of Class A Common Stock. The RSUs will vest in full on the earlier to occur of the first anniversary of the grant date and the date of the next annual meeting following the grant date.
(4)

Based on 20,827,879 shares of Class A Common Stock outstanding, consisting of 16,057,668 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2023 plus (i) 4,705,883 shares of Class A Common Stock issued on September 5, 2023 and (ii) 64,328 shares of Class A Common Stock issued on September 6, 2023, in each case as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 6, 2023.

END OF COVER PAGES

CUSIP No. 46125A 100	SCHEDULE 13D	Page 3 of 5 Pages

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (this “Fifth Amendment”) filed by Michael Blitzer (“Mr. Blitzer”) amends, with respect to Mr. Blitzer, the report on Schedule 13D filed on October 4, 2021 (the “Original 13D” as amended by Amendment No. 1 to Schedule 13D filed on November 2, 2021 (the “First Amendment”), as amended by Amendment No. 2 to Schedule 13D filed on December 7, 2022 (the “Second Amendment”), as amended by Amendment No. 3 to Schedule 13D filed on February 24, 2023 (the “Third Amendment”) and as amended by Amendment No. 4 to Schedule 13D filed on August 16, 2023 (the “Fourth Amendment”, and the Original 13D as amended by the First Amendment, the Second Amendment, the Third Amendment and the Fourth Amendment, the “Schedule 13D”) by amongst other reporting persons, Mr. Blitzer, with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Intuitive Machines, Inc. (f/k/a Inflection Point Acquisition Corp.) (the “Issuer”).

Capitalized terms used and not otherwise defined in this Fifth Amendment have the meanings ascribed to them in the Schedule 13D. Except as expressly amended and supplemented by this Fifth Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

This Fifth Amendment is filed to report (i) the change in Mr. Blitzer’s beneficial ownership as a result of the Issuer’s issuance of (A) 4,705,883 shares of Class A Common Stock on September 5, 2023 (the “Private Placement Shares”) and (B) 64,328 shares of Class A Common Stock on September 6, 2023 and (ii) Mr. Blitzer’s agreement not to transfer shares of Class A Common Stock or any securities convertible, exchangeable or exercisable into shares of Class A Common Stock held of record as of August 30, 2023 or acquired of record thereafter from August 30, 2023 until (i) with respect to 50% of such securities, 30 days after the date that the resale registration statement expected to be filed for the Private Placement Shares has been declared effective by the SEC (the “Resale Effective Date”) and (ii) with respect to the remaining 50% of such securities, until 60 days after the Resale Effective Date, subject, in each case, to limited exceptions.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows

This Schedule 13D is being filed by Michael Blitzer, an individual with a principal place of business located at 167 Madison Avenue, Suite 205 #1033, New York, NY 10016. Mr. Blitzer is a citizen of the United States of America. The principal occupation of Mr. Blitzer is serving as Co-Chief Investment Officer of Kingstown Capital Management L.P. (“KCM”). Mr. Blitzer is a managing member of Kingstown Management GP LLC (“KMGP”) and Kingstown Capital Partners LLC (“KCP”) and a current director and former Co-Chief Executive Officer of the Issuer. Notwithstanding his roles with KCM, KMGP and KCP, Mr. Blitzer has relinquished voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP.

During the last five years, Mr. Blitzer has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 is hereby amended and supplemented as follows:

The Issuer issued (A) 4,705,883 shares of Class A Common Stock on September 5, 2023 and (B) 64,328 shares of Class A Common Stock on September 6, 2023. In connection with and as a condition to the buyer’s purchase of the Private Placement Shares from the Issuer, Mr. Blitzer agreed not to transfer shares of Class A Common Stock or any securities convertible, exchangeable or exercisable into shares of Class A Common Stock held of record as of August 30, 2023 or acquired of record thereafter from August 30, 2023 until (i) with respect to 50% of such securities, 30 days after the Resale Effective Date and (ii) with respect to the remaining 50% of such securities, until 60 days after the Resale Effective Date, subject, in each case, to limited exceptions.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 4 of 5 Pages

ITEM 5. INTEREST OF SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) The information contained on the cover pages to this Fifth Amendment are incorporated herein by reference.

(c) Except with respect to the receipt of securities distributed by the Sponsor on July 14, 2023 and August 15, 2023, the implementation of the warrant exercise blockers, Mr. Blitzer relinquishing voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP and the lock-up agreed to by Mr. Blitzer, each as described in the Schedule 13D as amended by this Fifth Amendment, the Reporting Persons have not effected any transactions in the Issuer’s Class A Common Stock during the past 60 days. to the lock-up agreed to by Mr. Blitzer, as described herein, Mr. Blitzer has not effected any transactions in the Issuer’s Class A Common Stock during the past 60 days.

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

To the extent required by Item 6, the information contained in Items 4 and 5 of this Fifth Amendment is incorporated herein by reference.

In connection with and as a condition to the buyer’s purchase of the Private Placement Shares from the Issuer, on August 30, 2023, Mr. Blitzer entered into a lock-up agreement pursuant to which he agreed not to transfer shares of Class A Common Stock or any securities convertible, exchangeable or exercisable into shares of Class A Common Stock held of record as of August 30, 2023 or acquired of record thereafter from August 30, 2023 until (i) with respect to 50% of such securities, 30 days after the Resale Effective Date and (ii) with respect to the remaining 50% of such securities, until 60 days after the Resale Effective Date, subject, in each case, to limited exceptions.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented as follows:

Exhibit No.	Description
7.09	Lock-Up Agreement, dated as of August 30, 2023, by and between Intuitive Machines, Inc. and Michael Blitzer.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2023

/s/ Michael Blitzer
Name:	Michael Blitzer